January 4, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:    Pradip Bhaumik

    Cecilia Blye

Re:	Superior Industries International, Inc.
Form 10-K for the Fiscal Year Ended December 25, 2016
Filed March 3, 2017
File No. 1-06615

Dear Mr. Bhaumik and Ms. Blye:

Set forth below is the response of Superior Industries International, Inc. (the “Company”) to the Staff’s letter dated December 21, 2017, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2016 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2017. We have addressed your December 21, 2017 letter by reproducing the comment below, in bold type, and providing the Company’s response immediately following such comment.

Form 10-K for the year ended December 25, 2016

General

1.	On page 1, you state that you supply aluminum wheels for vehicles manufactured by certain automakers. We are aware of publicly available information indicating that some of the automakers you have identified sell vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, customers or other direct or indirect arrangements. You should describe any products and technology you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

For its fiscal year ended December 25, 2016, the Company sold its products directly and exclusively to original equipment manufacturers (“OEM”) for assembly into new motor vehicles in the North American market and the Company did not sell its products to distributors or resellers for any purpose. The Company, its subsidiaries, its joint ventures and other direct or indirect arrangements did not have any direct or indirect contacts with Sudan or Syria nor did the Company, its subsidiaries, its joint ventures or other direct or indirect arrangements provide any services, products, information or technology to the governments of Sudan or Syria or any government controlled entity or any other entity or person in those two countries. Furthermore, the Company’s corporate policies prohibited such activities. Moreover, to the Company’s knowledge, all of the Company’s OEM customers were in compliance with restrictions on the delivery of vehicles to Sudan and Syria.

If you should have any questions or comments about the response in this letter, please call me at (248) 234-7198.

Sincerely,

/s/ Joanne M. Finnorn

Joanne M. Finnorn
Senior Vice President, General Counsel & Corporate Secretary
Superior Industries International, Inc.